

Ostomy care
Urology & Continence care
Wound & Skin care

RECEIVED
2010 FEB 23 P 1:23

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

12 February 2010
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917



SUPPL

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcements to Nasdaq OMX Copenhagen No. 2/2010.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Investor Relations

Encl.



Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement No. 2/2010
11 February, 2010

Coloplast initiates DKK 1bn share buy-back

Coloplast is launching a share buy-back programme for up to DKK 1bn. The first part of the programme, of DKK 500m, is expected to take place during the period from 15 February 2010 to 30 September 2010. The second stage of the programme is expected to take place from 1 October, 2010 to 30 September, 2011.

The buy-back programme is being launched within the scope of the existing authority granted by the shareholders at the Annual General Meeting in December 2009 for the repurchase of up to 10% of the company's share capital.

The buy-back programme will be structured in compliance with the rules of Commission Regulation No. 2273/2003 of 22 December 2003, which ensure that the company is protected against violation of insider legislation in connection with the buy-back.

The company has entered into a contract with Nordea Bank Danmark A/S, in which Nordea Bank Danmark A/S agrees to act as lead manager of the first part of the buy-back programme for DKK 500 million. According to a separate contract concluded with the company, Nordea will purchase shares on behalf of Coloplast A/S. Nordea has also agreed under the contract to make its trading decisions in relation to the shares in the company independently of, and without influence by, the company.

Coloplast is entitled to stop the repurchase during the life of the buy-back programme. If the company decides to stop the repurchase, such a decision will be disclosed to the public by announcement to NASDAQ OMX Copenhagen. Subsequently, Nordea will no longer be entitled to purchase shares in Coloplast A/S on behalf of the company.

The first part of the buy-back programme is subject to the following terms:

- The volume of trading in own shares will be limited to a maximum total market value of DKK 500 million.
- Based on the current share price the approximate number of shares to be acquired under the buy-back programme is 850,000 shares of DKK 5 each at a total nominal value of DKK 4,250,000, equivalent to 1.9% of the share capital of Coloplast A/S.
- The maximum number of shares to be purchased in the company per daily market session will be the equivalent to 25% of the average volume of shares in the company traded on NASDAQ OMX Copenhagen during the preceding 20 business days.
- During the life of the buy-back programme no shares will be purchased at a price exceeding the higher of the following two prices:
  i) the price of the last independent trade and
  ii) the highest current independent bid on NASDAQ OMX Copenhagen
- Details of all transactions executed under the buy-back programme will be publicly disclosed on www.coloplast.com not later than the end of the seventh daily market session.

Prior to the launch of the share buy-back programme- Coloplast's holds 2,053,070 treasury shares, equal to 4.6% of the company's share capital.

Lene Skole
Executive Vice President, CFO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917



For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.



Ostomy care
Urology & Continence care
Wound & Skin care


RECEIVED
2010 FEB 23 P 1:23

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

28 January 2010
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcements to Nasdaq OMX Copenhagen No. 1/2010.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Investor Relations

Encl.

Ostomy Care
Urology & Continence Care
Wound & Skin Care



Announcement
28 January 2010

Q1 2009/10

Announcement No. 01/2010

Interim financial report, Q1 2009/10

(1 October 2009 - 31 December 2009)

Highlights

- Organic revenue growth was 7%. Changes in exchange rates reduced revenue growth by 2 percentage points. Revenue measured in Danish kroner was up by 5% to DKK 2,296m.
- Organic growth rates by business area: Ostomy Care 6%, Urology & Continence Care 11%, Wound & Skin Care 2%.
- Gross profit was up by 4% to DKK 1,354m, equal to a gross margin of 59%. Changes in exchange rates did not affect the gross margin.
- EBIT was up by 36% to DKK 454m.
- The EBIT margin was 20% against 15% in Q1 2008/09. Changes in exchange rates did not affect the EBIT margin.
- The free cash flow improved by DKK 424m to DKK 174m relative to Q1 2008/09.
- ROIC after tax was 20%, compared with 13% in Q1 2008/09.
- A share buy-back programme will be initiated in February 2010.

The full-year guidance for 2009/10 has been adjusted as follows:

- We continue to expect organic revenue growth of 6–7%. Revenue growth in DKK is now expected to be 5–6% instead of 4–5%.
- We now expect an EBIT margin of about 19%, both at constant exchange rates and in DKK, against the previous guidance of 17–18% at constant exchange rates and of 16–17% in DKK.
- Capital expenditure is expected to be about DKK 500m instead of the previous guidance of DKK 500–600m.
- The effective tax rate is still expected to be around 27%.

Conference call
Coloplast will host a conference call on 28 January 2010 at 15.00 CET. The call is expected to last about one hour. To attend the conference call, call +45 3271 4607, +44 (0)20 7162 0077 or +1 334 323 6201. A webcast will be posted on www.coloplast.com shortly after the conclusion of the conference call.



Financial highlights and key ratios

1 October - 31 December

	Group		Change
	DKK million		
	2009/10	2008/09	
	Q1	Q1	
Income statement			
Revenue	2,296	2,196	5%
Research and development costs	(92)	(103)	(11%)
Operating profit bef. interest, tax, depreciation & amortisation (EBITDA)	592	471	26%
Operating profit before special items	454	339	34%
Operating profit (EBIT)	454	334	36%
Net financial income and expenses	(76)	(53)	43%
Profit before tax	378	281	35%
Coloplast's share of profit for the period	276	202	37%
Revenue growth			
Annual growth in revenue, %	5	4	
Growth break down			
Organic growth, %	7	6	
Currency effect, %	(2)	(2)	
Balance sheet			
Total assets	7,545	8,227	(8%)
Invested capital	6,580	7,534	(13%)
Net interest-bearing debt	2,405	3,930	(39%)
Equity at year-end, Coloplast´s share	2,879	2,307	25%
Cash flow and investments			
Cash flow from operating activities	236	(86)	<(100%)
Investments in property, plant and equipment, gross	(53)	(160)	(67%)
Cash flow from investing activities	(62)	(164)	(62%)
Free cash flow	174	(250)	<(100%)
Cash flow from financing activities	(556)	247	<(100%)
Key figures ratios			
Operating margin, EBIT, %	20	15	
Operating margin, EBITDA, %	26	21	
Return on average invested capital before tax (ROIC), %	28	18	
Return on average invested capital after tax (ROIC), %	20	13	
Return on equity, %	39	35	
Ratio of net debt to EBITDA	1.0	2.1	
Interest cover	16	11	
Equity ratio, %	38	28	
Rate of debt to enterprise value, %	10	19	
Net asset value per share, DKK	64	50	28%
Per share data			
Share price	473.0	365.0	30%
Share price/net asset value per share	7.4	7.3	1%
Average number of outstanding shares, millions	42.9	42.9	0%
PE, price/earnings ratio	19.3	20.8	(7%)
Earnings per share (EPS)	6.4	4.7	36%
Free cash flow per share	4.1	(5.8)	<(100%)


Coloplast



Management's report

Sales performance

In DKK, revenue was up by 5% to DKK 2,296m. The organic growth rate was 7%. Changes in exchange rates reduced revenue growth in DKK by 2 percentage points.

Sales performance by business area

	DKK million		*Growth composition*		
	2009/10 3 mth	*2008/09 3 mth*	*Organic growth*	*Exchange rates*	*Reported growth*
Ostomy	955	922	6%	(2%)	4%
Urology and Continence	979	912	11%	(4%)	7%
Wound & Skin Care	362	362	2%	(2%)	0%
Net revenue	**2,296**	**2,196**	**7%**	**(2%)**	**5%**

Ostomy Care
Sales of ostomy care products amounted to DKK 955m, an increase of 4%. Revenue growth in DKK was adversely affected by the weaker GBP. The organic growth rate was 6%, which was in line with the figure for Q4 2008/09. In particular, the European markets reported a satisfactory sales performance, driven mainly by the SenSura® product portfolio.

Urology & Continence Care
Our Urology & Continence Care revenue increased by 7% to DKK 979m on 11% organic growth, 2 percentage points higher than in Q4 2008/09. Revenue growth in DKK was adversely affected by developments in the USD and the GBP. Growth remains driven by sales of SpeediCath® in the European markets and of SelfCath® catheters in the USA.
Urology products again generated good sales growth, and there is no longer a tendency among patients in North America to put off elective procedures. This supports sales growth for penile implants as well as sales of urology products for women. The satisfactory sales of disposable surgical products to the European market continued.

Wound & Skin Care
Sales of wound and skin care products amounted to DKK 362m, which was unchanged from Q1 2008/09. Organic growth for the reporting period was 2%. Excluding the contract manufacturing business, organic growth was 4%, which was in line with Q4 2008/09.
The sales performance was not satisfactory, partly due to the adverse effects from implementation of profit improvement initiatives. In addition, it was also affected by the still challenging market conditions in the European markets.
In the second quarter of 2009/10, we added Biatain® Silicone to the product portfolio, expanding the range of Biatain® foam dressings. The product was recently launched in France and is expected to be rolled out on the remaining markets during the next 12–18 months.



Sales performance by region

	DKK million		Growth composition		
	2009/10 3 mth	*2008/09 3 mth*	*Organic growth*	*Exchange rates*	*Reported growth*
Europe	1,764	1,683	7%	(2%)	5%
Americas	352	341	12%	(9%)	3%
Rest of the world	180	172	4%	1%	5%
Net revenue	**2,296**	**2,196**	**7%**	**(2%)**	**5%**

Europe
Revenue in DKK was DKK 1,764m, which translates into reported growth of more than 5%. Organic growth was 7%, a slight improvement from 6% in Q4 2008/09. A large part of the improvement was driven by growth in Germany. The Ostomy Care and Urology & Continence Care business areas reported satisfactory growth, while the Wound Care business continued to have a negative impact.

The Americas
Revenue in the Americas increased by 3% to DKK 352m. Organic growth was 12%, in line with the growth rate in Q4 2008/09. The depreciation of USD against DKK reduced revenue growth in DKK by 9 percentage points. Sales of continence care and urology products, in particular, were satisfactory, while growth in sales of ostomy products were slightly weaker than expected.

Rest of World
In the Rest of World, revenue increased by 5% to DKK 180m on 4% organic growth. Growth in this region was affected by lower than expected sales in Japan and Australia, whereas China experienced satisfactory growth rates, especially in wound care.

Gross profit

Gross profit increased by 4% to DKK 1,354m from DKK 1,301m in Q1 2008/09.

The gross margin was 59%, unchanged from Q1 2008/09. Changes in exchange rates did not affect the gross margin. Cost improvements were offset by the effect of production facilities not being fully utilised. In addition, the gross margin continued to be impacted negatively by the positive sales performance by SenSura® ostomy bags and the new generation of Biatain® foam dressings that are still partly produced in Denmark where production costs are high. For both product groups, the production cost prices are expected to improve during 2010 when the production lines will be fully relocated to Hungary. The gross margin improved by about 2% relative to Q4 2008/09.

Capacity costs

Distribution costs amounted to DKK 670m, equal to 29% of revenue compared with 30% in Q1 2008/09. The improvement was among others a result of the efforts to streamline the sales force. Distribution costs were almost unchanged from Q4 2008/09.

Administrative expenses amounted to DKK 138m, which equalled 6% of revenue compared with 9% in Q1 2008/09 and 7% in FY 2008/09. The improvements are mainly a result of efficiency-improving activities. As expected, administrative expenses relative to sales increased by about 1% relative to Q4 2008/09.

R&D costs were DKK 92m and accounted for 4% of revenue, against 5% in the same period of last year. R&D costs were in line with Q4 2008/09.

Other operating income and other operating expenses were both unchanged relative to Q1 2008/09.



Operating profit (EBIT)

EBIT was up by 36% to DKK 454m as against DKK 334m in the same period of last year. The EBIT margin was 20% against 15% in the same period of last year. Changes in exchange rates had no material impact on the EBIT margin.

For the remaining three quarters of the year, we expect special items to make up approximately DKK 60m. The amount will be attributable to severance payments to employees terminated in Denmark in connection with the relocation of production to Hungary and China.

Financial items and tax

Financial items amounted to a net expense of DKK 76m, against DKK 53m in Q1 2008/09. The increase in financial expenses was mainly a result of fair value adjustment of cash-based option programmes due to appreciation of the Coloplast share price. Cash based option programmes expire during the period until 2013. The effect was partly offset by exchange rate adjustments.

Financial items

	DKK million	
	2009/10	*2008/09*
	3 mth	*3 mth*
Interest, net	(36)	(43)
Fair value adjustment of options	(22)	15
Exchange rate adjustments	(8)	(23)
Other financial items	(10)	(2)
Total financial items	**(76)**	**(53)**

The effective tax rate was 27%, against 28% last year, for a tax expense of DKK 102m, as compared with DKK 79m in Q1 2008/09.

Net profit for the period

The net profit for the reporting period was up by 37% to DKK 276m. Earnings per share (EPS) were DKK 6.4, against 4.7 in the same period of last year.

Cash flows and investments

Cash flow from operating activities

The cash flow from operating activities was DKK 236m against an outflow of DKK 86m in Q1 2008/09. Reduction of working capital and improved earnings being the main reasons for the improvement.

Investments

We invested a gross amount of DKK 53m in property, plant and equipment during the first quarter, which was 67% less than in the same period of last year, when the US head office was still under construction. Furthermore, the Q1 2009/10 investment level reflects that a number of planned projects have yet to be launched. For example, we plan to begin construction of a technical competence centre in Mørdrup, near our head office north of Copenhagen, Denmark, and a remodelling of the head office in order to bring more administrative functions to this location. Investments accounted for 3% of revenue against 7% in Q1 2008/09.



Free cash flow
The free cash flow was DKK 174m, against an outflow of DKK 250m in Q1 2008/09. The improvement was attributable to a combination of stronger earnings, optimised working capital and lower investments.

Capital reserves
We have confirmed long-term credit facilities of DKK 5bn, of which DKK 2bn are unutilised.

Statement of financial position and equity

Statement of financial position
At DKK 7,545m, total assets were DKK 418m lower than at 30 September 2009. Property, plant and equipment amounted to DKK 2,596m, which was DKK 39m lower than at 30 September 2009. The main reason for the reduction was that depreciations for the period exceed new investments.

Current assets reduced by DKK 372m to DKK 2,997m, mainly caused by dividend payments reducing cash and bank balances, which were DKK 351m below the 30 September 2009 balance. In addition, inventories were reduced by DKK 71m.

Trade receivables increased by DKK 39m, or 3%, relative to 30 September 2009. Trade payables amounted to DKK 366m, against DKK 428m at 30 September 2009.

Equity
Equity increased by DKK 29m to DKK 2,879m. Dividend payments of DKK 300m were offset by the profit for the period of DKK 276m, foreign exchange gains taken directly to equity of DKK 29m and a gain of DKK 24m from sale of employee shares and share-based payments. The equity ratio increased to 38% from 36% at 30 September 2009.

Net interest-bearing debt
Net interest-bearing debt increased by DKK 108m relative to 30 September 2009 and amounted to DKK 2,405m. This equals a ratio of net interest-bearing debt to EBITDA of 1.0. The increase in net interest-bearing debt was due to payment of dividends and corporate income tax in respect of 2008/09. 89% of our total debt carries a fixed rate, and no significant loans are due for refinancing until 2013. Our longer term target is still to have a net interest-bearing debt at 1.5–2.5 times EBITDA.

Share buy-backs and dividends

In December 2009, the shareholders in general meeting authorised Coloplast to establish a share buy-back programme totalling up to DKK 1bn until the end of the 2010/11 financial year. The share buy-back programme will be launched during February 2010 and the first part of the programme, for up to DKK 500m, is expected to be completed no later than 30 September 2010.

Treasury shares
At 31 December 2009, Coloplast's holding of treasury shares consisted of 2,062,570 B shares, a reduction of 52,233 shares since 30 September 2009. The reduction was mainly due to sale of shares to Danish-based employees.

Financial guidance
We have adjusted our financial guidance for the 2009/10 financial year as follows:

- We continue to expect organic revenue growth of 6–7%. Revenue growth in DKK is now expected to be 5–6% instead of 4–5%.
- We now expect an EBIT margin of about 19%, both at constant exchange rates and in DKK, against the previous guidance of 17–18% at constant exchange rates and of 16–17% in DKK.
- Capital expenditure is expected to be about DKK 500m instead of the previous guidance of DKK 500–600m.
- The effective tax rate is still expected to be around 27%.





The Company's long-term financial guidance is unchanged: annual organic revenue growth above the market growth and an EBIT margin of at least 20%. We now expect to achieve the guidance targets within two years instead of within two to four years.

The overall weighted market growth in Coloplast's markets is about 5%.

Our financial guidance is inherently subject to some degree of uncertainty. Significant changes in currency, business or macroeconomic conditions, including changes within healthcare, may impact the company's financial conditions. We review our long-term guidance and the overall weighted market growth annually in connection with the presentation of our full-year financial statements.

Other information

Exchange rate exposure
Our financial guidance for the 2009/10 financial year has been prepared on the basis of the following assumptions for the company's main currencies:

DKK	GBP	USD	HUF	EUR
Average exchange rate 2008/09*	853	551	2.68	745
Spot rate 25 january 2010	849	526	2.75	745
Estimated average exchange rate 2009/2010	842	521	2.75	744
Change in estimated average exchange rates compared with last year**	-1%	-6%	2%	0%

*) average exchange rates 2008/09 are used when calculating the organic revenue growth rates and the EBIT margin in fixed exchange rates.

**) Estimated average exchange rate is calculated as the average exchange rate year to date combined with the spot rate for the remainder of the year.

Revenue is particularly exposed to developments in USD and GBP relative to DKK. As we have production and sales activities in the USA and make procurement in USD, changes in the USD/DKK exchange rate only have a slight effect on our operating profit. On the other hand, fluctuations in HUF against DKK affect the operating profit, because a substantial part of our production, and thus of our costs, are in Hungary, whereas our sales there are moderate.

In DKK millions over 12 months on a 10% initial drop in DKK exchange rates (Exchange rates prevailing at 30 September 2009)	**Revenue**	**EBIT**
USD	(110)	0
GBP	(130)	(75)
HUF	-	40

Wound & Skin Care
The initial phase of our wound and skin care project has now been completed. The project lifted our 2008/09 earnings by around DKK 50m. According to plans, the relocation of the production of Biatain® will take place during the course of 2010. This is expected to produce additional earnings improvements of around DKK 50m.

The next phase now being launched will enhance growth through a focus on optimising our sales force and its composition in our core markets. As a result, we are bringing all commercial activities under the management of SVP Nicolai Buhl Ander-



sen, whose responsibilities will now include building a sales force focused on the community segment. This part of the project is expected to be completed by the end of 2010.

Global Operations (GO)

The relocation of production from Denmark to Hungary and China continues as planned. Our goal is still to retain about 15% of our production capacity in Denmark, and for that purpose we are establishing two technical competence centres, one in Mørdrup, north of Copenhagen and one in Thisted, Jutland. Both will act to forge strong links between sales, R&D and production. We still plan to reduce the number of job positions at our Danish factories by 400–450 within the next 12 months. 143 of these positions were discontinued in the first quarter. Costs associated with the lay-offs are included in the income statement under special items. Special items are expected to total around DKK 60m in 2009/10.

Change of management in the USA

Jan R. Frederiksen, SVP, President of US operations, left Coloplast in December 2009. We are currently working to fill the position.

Forward-looking statements

The forward-looking statements in this announcement, including revenue and earnings guidance, do not constitute a guarantee of future results and are subject to risk, uncertainty and assumptions, the consequences of which are difficult to predict. The forward-looking statements are based on our current expectations, estimates and assumptions and are provided on the basis of information available to us at the present time.
Major fluctuations in the exchange rates of key currencies, significant changes in the healthcare sector or major developments in the global economy may impact our ability to achieve the defined long-term targets and meet our guidance. This may impact our company's financial results.





Management Statement

The Board of Directors and the Executive Management today considered and approved the interim report for Coloplast for the period 1 October 2009 – 31 December 2009. The interim report, which is unaudited, is presented in accordance with IAS 34 "Interim financial reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities and financial position at 31 December 2009 and of the results of the Group's operations and cash flows for the period 1 October 2009 – 31 December 2009. Furthermore, in our opinion the Management's report includes a fair review of the development and performance of the business and the financial position of the Group, the results for the period and of the Group's financial position in general and describes the principal risks and uncertainties that it faces.

Humlebæk, 27 January 2010.

Executive Management

Lars Rasmussen
President, CEO

Lene Skole
Executive Vice President, CFO

Board of Directors

Michael Pram Rasmussen
Chairman

Niels Peter Louis-Hansen
Deputy Chairman

Torsten Erik Rasmussen

Sven Håkan Björklund

Per Magid

Jørgen Tang-Jensen

Ingrid Wiik

Thomas Barfod*

Mads Boritz Grøn*

Knud Øllgaard*

*) Elected by the employees



List of tables

Unaudited



Statement of comprehensive income

1 October - 31 December

(Unaudited)

Note		Group DKK million 2009/10 Q1	2008/09 Q1	Index
1	Revenue	2,296	2,196	105
	Cost of sales	(942)	(895)	105
	Gross profit	**1,354**	**1,301**	**104**
	Distribution costs	(670)	(664)	101
	Administrative expenses	(138)	(194)	71
	Research and development costs	(92)	(103)	89
	Other operating income	14	11	127
	Other operating expenses	(14)	(12)	117
	Operating profit before special items	**454**	**339**	**134**
	Special items	0	(5)	**0**
1	**Operating profit (EBIT)**	**454**	**334**	**136**
2	Financial income	5	31	16
3	Financial expenses	(81)	(84)	96
	Profit before tax	**378**	**281**	**135**
	Tax on profit for the period	(102)	(79)	129
	Net profit for the period	**276**	**202**	**137**
	Shareholders in Coloplast A/S	276	202	
4	Minority interests	0	0	
	Net profit for the period	**276**	**202**	**137**
	Earnings per Share (EPS)	6	5	
	Earnings per Share (EPS), diluted	6	5	
	Statement of comprehensive income			
	Net profit for the period	276	202	
	Other comprehensive income			
	Value adjustment for the year	2	77	
	Transferred to financial items	5	(12)	
	Tax effect of hedging	(2)	(16)	
	Exchange rate adjustment, assets in foreign currency	23	18	
	Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries	1	(24)	
	Other comprehensive income	**29**	**43**	
	Comprehensive income	**305**	**245**	



Statement of financial position

At 31 December

Note		Group		
		DKK million		
		31.12.09	31.12.08	30.09.09
	Assets			
	Acquired patents and trademarks	998	1,112	1,012
	Goodwill	639	648	629
	Software	120	95	133
	Prepayments and assets under development	44	59	34
	Intangible assets	**1,801**	**1,914**	**1,808**
	Land and buildings	1,235	1,124	1,251
	Plant and machinery	975	758	1,004
	Other fixtures and fittings, tools and equipment	193	189	207
	Prepayments and assets under construction	193	666	173
	Property, plant and equipment	**2,596**	**2,737**	**2,635**
	Investment in associates	2	0	0
	Other investments	4	5	4
	Deferred tax asset	145	142	147
	Investments	**151**	**147**	**151**
	Non-current assets	**4,548**	**4,798**	**4,594**
	Inventories	**915**	**1,216**	**986**
	Trade receivables	1,569	1,591	1,530
	Income tax	46	10	31
	Other receivables	102	270	114
	Prepayments	86	93	78
	Receivables	**1,803**	**1,964**	**1,753**
	Marketable securities	**1**	**1**	**1**
	Cash and bank balances	**278**	**248**	**629**
	Current assets	**2,997**	**3,429**	**3,369**
	Assets	**7,545**	**8,227**	**7,963**





Statement of financial position

At 31 December

Note		Group DKK million		
		31.12.09	31.12.08	30.09.09
	Equity and liabilities			
	Share capital	225	230	225
	Hedge reserve	(44)	57	(49)
	Proposed dividend for the year	0	0	300
	Retained earnings and other reserves	2,698	2,020	2,374
	Equity before minority interests	**2,879**	**2,307**	**2,850**
4	**Minority interests**	**0**	**1**	**0**
	Equity	**2,879**	**2,308**	**2,850**
	Provision for pensions and similar liabilities	75	89	75
	Provision for deferred tax	225	190	225
	Other provisions	27	14	23
	Mortgage debt	457	466	459
	Other credit institutions	1,555	2,799	1,797
	Other payables	420	369	447
	Deferred income	103	82	100
	Non-current liabilities	**2,862**	**4,009**	**3,126**
	Provision for pensions and similar liabilities	14	7	14
	Other provisions	8	8	12
	Mortgage debt	14	13	14
	Other credit institutions	250	551	219
	Trade payables	366	213	428
	Income tax	169	131	242
	Other payables	979	974	1,054
	Deferred income	4	13	4
	Current liabilities	**1,804**	**1,910**	**1,987**
	Current and non-current liabilities	**4,666**	**5,919**	**5,113**
	Equity and liabilities	**7,545**	**8,227**	**7,963**

8 Contingent items



Statement of changes in equity

Group	Share capital					
DKK million	A shares	B shares	Hedging reserve	Proposed dividend	Retained earnings	Total equity
2008/09						
Balance at 1.10 as reported in annual report	18	212	8	257	1,795	2,290
Comprehensive income for the period			49		196	245
Treasury shares purchased and realised gain/loss from exercise options					0	0
Treasury shares sold					24	24
Share-based payments					5	5
Dividend paid out in respect of 2007/08				(257)		(257)
Balance at 31.12	**18**	**212**	**57**	**0**	**2,020**	**2,307**
2009/10						
Balance at 1.10 as reported in annual report	18	207	(49)	300	2,374	2,850
Comprehensive income for the period			5		300	305
Treasury shares purchased and realised gain/loss from exercise options					0	0
Treasury shares sold					18	18
Share-based payments					6	6
Dividend paid out in respect of 2008/09				(300)		(300)
Balance at 31.12	**18**	**207**	**(44)**	**0**	**2,698**	**2,879**



Statement of cash flows

1 October - 31 December

		Group	
		DKK million	
		2009/10	2008/09
Note		3 mth	3 mth
	Operating profit	454	334
	Depreciation and amortisation	138	137
5	Adjustment for other non-cash operating items	1	(10)
6	Changes in working capital	(113)	(298)
	Ingoing interest payments, etc.	6	15
	Outgoing interest payments, etc.	(60)	(89)
	Income tax paid	(190)	(175)
	Cash flow from operating activities	**236**	**(86)**
	Investments in intangible assets	(10)	(11)
	Investments in land and buildings	0	(4)
	Investments in plant and machinery	(5)	(20)
	Investments in non-current assets under constructions	(48)	(136)
	Property, plant and equipment sold	4	7
	Purchase of other investments	(3)	0
	Cash flow from investing activities	**(62)**	**(164)**
	Free cash flow	**174**	**(250)**
	Dividend to shareholders	(300)	(257)
	Net investment in treasury shares	18	24
	Financing from shareholders	**(282)**	**(233)**
	Financing through long-term borrowing, debt funding	82	0
	Financing through long-term borrowing, instalments	(356)	480
	Cash flow from financing activities	**(556)**	**247**
	Net cash flow for the period	**(382)**	**(3)**
	Cash, cash equivalents and short term debt at 1.10.	397	(293)
	Value adjustments of cash and balances	0	(19)
	Net cash flow for the period	(382)	(3)
7	**Cash, cash equivalents and short term debt at 31.12**	**15**	**(315)**

The cash flow statement cannot be extracted directly from the financial statements.



Notes

1. Segment information

Group, 2009/10

Operating segments

The operating segments are defined on the basis of the monthly reporting to the Executive Management. Reporting to management is based on two global operating segments: sales regions and production units. This breakdown also reflects our global organisational structure.

Both segments comprise sales and/or production from each of our three business areas, Ostomy Care, Urology & Continence Care and Wound & Skin Care. Inter-segment trading consists of the sales regions procuring goods from the production units. Trading takes place on an arm's length basis.

Management reviews each operating segment separately based on EBIT and allocates resources on that background. The performance targets are calculated the same way as in the consolidated financial statements.
Global marketing and global R&D costs are included in the Shared/Non-allocated segment and, like financial items and corporate income tax, are not allocated to operating segments.
Costs are allocated directly to operating segments. Certain indirect costs are allocated systematically to the Shared/Non-allocated segment and the operating segments.

Management does not receive reporting on asset and liabilities by operating segment. Accordingly, the operating segments are not measured in this respect, nor do we allocate resources on this background.
No single customer accounts for more than 10% of revenue.

Operating segments

	Sales Regions		Production units		Shared/ Not allocated		Total	
DKK million	2009/10	2008/09	2009/10	2008/09	2009/10	2008/09	2009/10	2008/09
External revenue	2,269	2,164	27	32	0	0	2,296	2,196
Operating profit (EBIT) by segment	243	82	767	753	(556)	(501)	454	334
Financial items	0	0	0	0	(76)	(53)	(76)	(53)



Notes

	Group	
	DKK million	
	2009/10	2008/09
2. Financial income		
Interest income	4	4
Fair value adjustments, share options	0	15
Fair value adjustments on forward contracts transferred from equity	0	12
Other financial income and fees	1	0
Total	**5**	**31**
3. Financial expenses		
Interest expense	40	47
Fair value adjustments, share options	22	0
Fair value adjustments on forward contracts transferred from equity	5	0
Exchange rate adjustments	3	35
Other financial expenses and fees	11	2
Total	**81**	**84**
4. Minority interests		
Minority interests at 1.10.	0	1
Acquisitions	0	0
Share of net profit from subsidiaries	0	0
Dividend paid	0	0
Minority interests at 31.12	**0**	**1**
5. Adjustment for other non-cash operating items		
Net gain/loss on non-current assets	1	1
Change in other provisions	0	(11)
Total	**1**	**(10)**
6. Changes in working capital		
Inventories	79	(24)
Trade receivables	(28)	(81)
Other receivables	(42)	(20)
Trade and other payables etc.	(122)	(173)
Total	**(113)**	**(298)**



Notes

	Group	
	DKK million	
	2009/10	2008/09
7. Cash, cash equivalents and short term debt		
Marketable securities	1	1
Cash	1	1
Bank balances	277	247
Liquid resources	279	249
Short-term debt	(264)	(564)
Total	**15**	**(315)**

8. Contingent items

Contingent liabilities

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to influence the Group's future earnings.



Income statement, quarterly

(Unaudited)

		Group				
DKK million						
		2008/09				2009/10
Note		Q1	Q2	Q3	Q4	Q1
1	Revenue	2,196	2,119	2,243	2,262	2,296
	Cost of sales	(895)	(897)	(942)	(983)	(942)
	Gross profit	**1,301**	**1,222**	**1,301**	**1,279**	**1,354**
	Distribution, sales and marketing costs	(664)	(652)	(704)	(665)	(670)
	Administrative expenses	(194)	(160)	(153)	(107)	(138)
	Research and development costs	(103)	(99)	(97)	(90)	(92)
	Other operating income	11	54	10	14	14
	Other operating expenses	(12)	(2)	(10)	(5)	(14)
	Operating profit before special items	**339**	**363**	**347**	**426**	**454**
	Special items	(5)	(55)	0	(20)	0
1	**Operating profit (EBIT)**	**334**	**308**	**347**	**406**	**454**
2	Financial income	31	8	11	11	5
3	Financial expenses	(84)	(55)	(51)	(55)	(81)
	Profit before tax	**281**	**261**	**307**	**362**	**378**
	Tax on profit for the period	(79)	(73)	(86)	(90)	(102)
	Profit for the period	**202**	**188**	**221**	**272**	**276**
	Shareholders in Coloplast A/S	202	188	221	272	276
4	Minority interests	0	0	0	0	0
	Profit for the period	**202**	**188**	**221**	**272**	**276**
	Earnings per Share (EPS)	5	4	5	7	6
	Earnings per Share (EPS), diluted	5	4	5	7	6



For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
E-mail dkmoso@coloplast.com

Website
www.coloplast.com

Address
Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Company registration (CVR) No. 69749917

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology & Continence Care and Wound & Skin Care. We operate globally and employ more than 7,000 people.